# Attachment F – Financial Statements and Certification

5:33 PM

07/06/17

Accrual Basis

# Auntie April's
# Balance Sheet
## As of December 31, 2016

| | Dec 31, 16 | Dec 31, 15 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| **Checking/Savings** | | |
| 2015 B of A 8025 | 20,068.01 | 20,068.01 |
| B of A 8025 | 424.50 | 0.00 |
| B of A Checking Inc 5073 | -12,257.01 | -562.04 |
| B of A Savings Inc 5662 | 2,997.18 | 5,549.82 |
| Petty Cash | 5,178.40 | 8,912.75 |
| **Total Checking/Savings** | 16,411.08 | 33,968.54 |
| **Other Current Assets** | | |
| Cash Payments | 2,969.71 | 4,482.62 |
| Credit Card Receivables | 417.09 | 190.13 |
| **Total Other Current Assets** | 3,386.80 | 4,672.75 |
| **Total Current Assets** | 19,797.88 | 38,641.29 |
| **Fixed Assets** | | |
| Furniture and Equipment | 612.32 | 612.32 |
| **Total Fixed Assets** | 612.32 | 612.32 |
| **TOTAL ASSETS** | **20,410.20** | **39,253.61** |
| **LIABILITIES & EQUITY** | | |
| **Liabilities** | | |
| **Current Liabilities** | | |
| **Accounts Payable** | | |
| Accounts Payable | 3,838.03 | 0.00 |
| **Total Accounts Payable** | 3,838.03 | 0.00 |
| **Other Current Liabilities** | | |
| *Sales Tax Payable | 1,268.44 | -0.30 |
| Clover Mobile Lease | 3,297.65 | 4,673.04 |
| Employee Tips Payable | 979.64 | 0.00 |
| **Total Other Current Liabilities** | 5,545.73 | 4,672.74 |
| **Total Current Liabilities** | 9,383.76 | 4,672.74 |
| **Long Term Liabilities** | | |
| Chapter 13 | 64,232.74 | 89,351.11 |
| KIVA ZIP Loan | 0.00 | 625.07 |
| **Total Long Term Liabilities** | 64,232.74 | 89,976.18 |
| **Total Liabilities** | 73,616.50 | 94,648.92 |
| **Equity** | | |
| Opening Balance Equity | 208.09 | 0.00 |
| Owner Draw | -24,233.52 | -14,013.00 |
| Retained Earnings | -41,382.31 | -113,341.35 |
| Net Income | 12,201.44 | 71,959.04 |
| **Total Equity** | -53,206.30 | -55,395.31 |
| **TOTAL LIABILITIES & EQUITY** | **20,410.20** | **39,253.61** |

# Auntie April's
# Profit & Loss
### January through December 2016

| | Jan - Dec 16 | Jan - Dec 15 |
|---|---|---|
| **Ordinary Income/Expense** | | |
| **Income** | | |
| Catering Income | 2,539.00 | 0.00 |
| Delivery Income | 34,513.65 | 0.00 |
| Food & Beverage Sales | 371,831.72 | 349,288.00 |
| Non Taxable Income | 14,136.53 | 17,996.88 |
| Refunds | 0.00 | -992.04 |
| **Total Income** | 423,020.90 | 366,292.84 |
| **Cost of Goods Sold** | | |
| Food & Beverage Purchases | 198,928.48 | 189,398.39 |
| **Total COGS** | 198,928.48 | 189,398.39 |
| **Gross Profit** | 224,092.42 | 176,894.45 |
| **Expense** | | |
| Advertising and Promotion | 1,420.94 | 2,725.13 |
| Automobile Expense | 3,150.34 | 1,523.35 |
| Bank Service Charges | 1,531.60 | 841.40 |
| Business Development | 600.00 | 671.80 |
| Business Licenses and Permits | 1,523.00 | 0.00 |
| Charity / Donations | 678.00 | 100.00 |
| Commission | 4,942.63 | 0.00 |
| Computer and Internet Expenses | 940.49 | 539.99 |
| Dues & Memberships | 696.98 | 300.00 |
| Equipment | 1,598.98 | 1,055.17 |
| Flowers & Decor | 2,029.14 | 1,440.00 |
| Insurance Expense | 3,839.74 | 4,898.56 |
| Kitchen Expenses | 9,763.39 | 5,441.73 |
| Linen Expense | 401.64 | 267.00 |
| Meals & Entertainment | 1,815.47 | 464.11 |
| Merchant Account Fees | 8,197.77 | 4,971.10 |
| Music & Entertainment | 0.00 | 750.00 |
| Office Expense | 3,738.84 | 3,615.97 |
| Outside Services | 0.00 | 3,043.39 |
| Payroll Expenses | 69,768.04 | 0.00 |
| Penalties & Interest | 985.18 | 0.00 |
| Pest Control | 924.00 | 1,224.00 |
| Postage & Shipping | 165.16 | 171.13 |
| Printing & Reproduction | 649.96 | 0.00 |
| Professional Fees | 5,219.25 | 650.00 |
| Rent Expense | 41,816.00 | 36,000.00 |
| Repairs and Maintenance | 13,549.42 | 6,806.30 |
| Restaurant Expenses | 9,443.27 | 5,099.29 |
| Telephone Expense | 2,826.66 | 3,010.72 |
| Trash / Recycling | 2,066.83 | 1,677.60 |
| Travel & Entertainment | 1,349.14 | 1,760.87 |
| Truck Rental | 1,780.52 | 628.37 |
| Uniforms/Business Wear | 987.00 | 1,746.05 |
| Utilities | 20,041.95 | 13,512.47 |
| **Total Expense** | 218,441.33 | 104,935.50 |
| **Net Ordinary Income** | 5,651.09 | 71,958.95 |
| **Other Income/Expense** | | |
| **Other Income** | | |
| Grant | 6,550.00 | 0.00 |
| Interest Income | 0.35 | 0.09 |
| **Total Other Income** | 6,550.35 | 0.09 |
| **Other Expense** | | |
| Ask My Accountant | 0.00 | 0.00 |
| **Total Other Expense** | 0.00 | 0.00 |
| **Net Other Income** | 6,550.35 | 0.09 |
| **Net Income** | 12,201.44 | 71,959.04 |

# Auntie April's
# Statement of Cash Flows
### January through December 2015

|  | Jan - Dec 15 |
|---|---|
| **OPERATING ACTIVITIES** |  |
| Net Income | 71,959.04 |
| Adjustments to reconcile Net Income |  |
| to net cash provided by operations: |  |
| Cash Payments | -4,482.62 |
| Credit Card Receivables | -190.13 |
| *Sales Tax Payable | -0.30 |
| Clover Mobile Lease | -1,043.28 |
| **Net cash provided by Operating Activities** | 66,242.71 |
| **INVESTING ACTIVITIES** |  |
| Furniture and Equipment | -612.32 |
| **Net cash provided by Investing Activities** | -612.32 |
| **FINANCING ACTIVITIES** |  |
| Chapter 13 | -15,148.89 |
| KIVA ZIP Loan | -2,499.96 |
| Owner Draw | -14,013.00 |
| **Net cash provided by Financing Activities** | -31,661.85 |
| **Net cash increase for period** | 33,968.54 |
| **Cash at end of period** | **33,968.54** |

# Auntie April's
# Statement of Cash Flows
### January through December 2016

|  | Jan - Dec 16 |
|---|---|
| **OPERATING ACTIVITIES** | |
| Net Income | 12,201.44 |
| Adjustments to reconcile Net Income | |
| to net cash provided by operations: | |
| Cash Payments | 1,512.91 |
| Credit Card Receivables | -226.96 |
| Accounts Payable | 3,838.03 |
| *Sales Tax Payable | 1,268.74 |
| Clover Mobile Lease | -1,375.39 |
| Employee Tips Payable | 979.64 |
| **Net cash provided by Operating Activities** | 18,198.41 |
| **FINANCING ACTIVITIES** | |
| Chapter 13 | -25,118.37 |
| KIVA ZIP Loan | -625.07 |
| Opening Balance Equity | 208.09 |
| Owner Draw | -10,220.52 |
| **Net cash provided by Financing Activities** | -35,755.87 |
| **Net cash increase for period** | -17,557.46 |
| **Cash at beginning of period** | 33,968.54 |
| **Cash at end of period** | 16,411.08 |

# PARTNER PRO FORMA
## SFO T3 Lease 2 - Super Duper Burger

|  |  | 50% |  |  |  |  |  | 50% |  |  |
|---|---|---|---|---|---|---|---|---|---|---|
|  |  | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | TOTAL | % |
| Lease Term | 6.0 years |  |  |  |  |  |  |  |  |  |
| Traffic Growth |  |  | 2.0% | 2.0% | 2.0% | 2.0% | 2.0% | 2.0% |  |  |
| Pricing/Capture Growth |  |  | 2.0% | 2.0% | 2.0% | 2.0% | 2.0% | 2.0% |  |  |
| Development Period Adjustments |  | 100.0% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | 200.0% |  |  |
|  |  |  |  |  |  |  |  |  |  |  |
| Enplaned Passengers |  | 3,121 | 6,304 | 6,430 | 6,559 | 6,690 | 6,824 | 3,480 |  |  |
| RPE |  | 0.78 | 0.80 | 0.82 | 0.84 | 0.85 | 0.87 | 0.89 |  |  |
|  |  |  |  |  |  |  |  |  |  |  |
| **Sales** |  |  |  |  |  |  |  |  |  |  |
| Food & Non-alc Bev. |  | 2,434 | 5,064 | 5,268 | 5,481 | 5,703 | 5,933 | 3,086 | 32,969 | 100.0% |
| Alcoholic Beverages |  | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0.0% |
| Merchandise |  | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |  |
| Total |  | 2,434 | 5,064 | 5,268 | 5,481 | 5,703 | 5,933 | 3,086 | 32,969 | 100.0% |
|  |  |  |  |  |  |  |  |  |  |  |
| **Cost of Sales** |  |  |  |  |  |  |  |  |  |  |
| Food & Non-alc Bev. |  | 645 | 1,342 | 1,396 | 1,453 | 1,511 | 1,572 | 818 | 8,737 | 26.5% |
| Paper |  | 49 | 101 | 105 | 110 | 114 | 119 | 62 | 659 | 2.0% |
| Alcoholic Beverages |  | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |  |
| Merchandise |  | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |  |
| Total |  | 694 | 1,443 | 1,502 | 1,562 | 1,625 | 1,691 | 880 | 9,396 | 28.5% |
|  |  |  |  |  |  |  |  |  |  |  |
| Payroll |  | 925 | 1,925 | 2,003 | 2,084 | 2,168 | 2,256 | 1,173 | 12,535 | 38.0% |
| Admin Staffing |  | 37 | 76 | 79 | 82 | 86 | 89 | 46 | 495 | 1.5% |
| Other Controllables |  | 146 | 304 | 316 | 329 | 342 | 356 | 185 | 1,978 | 6.0% |
| Pre-opening/Closing Costs |  | 40 | 0 | 0 | 0 | 0 | 0 | 0 | 40 | 0.1% |
|  |  |  |  |  |  |  |  |  |  |  |
| Controllable Profit |  | 592 | 1,316 | 1,369 | 1,424 | 1,482 | 1,541 | 802 | 8,526 | 25.9% |
| Margin |  | 24.3% | 26.0% | 26.0% | 26.0% | 26.0% | 26.0% | 26.0% |  |  |
|  |  |  |  |  |  |  |  |  |  |  |
| Contract Rent |  | 219 | 456 | 477 | 498 | 520 | 543 | 283 | 2,997 | 9.1% |
| Storage Rent |  | 6 | 13 | 13 | 13 | 13 | 14 | 7 | 79 |  |
| CAM |  | 40 | 81 | 0 | 0 | 0 | 0 | 0 | 121 | 0.4% |
| Royalties |  | 122 | 253 | 263 | 274 | 285 | 297 | 154 | 1,648 | 5.0% |
| Other Invest. Factors |  | 12 | 25 | 26 | 27 | 29 | 30 | 15 | 165 | 0.5% |
|  |  |  |  |  |  |  |  |  |  |  |
| Joint Venture Cash Flow |  | 193 | 487 | 589 | 611 | 634 | 658 | 343 | 3,515 | 10.7% |
| Joint Venture Cash Flow Margin |  | 7.9% | 9.6% | 11.2% | 11.2% | 11.1% | 11.1% | 11.1% | 10.7% |  |
|  |  |  |  |  |  |  |  |  |  |  |
| **Partner Share of JV** |  |  |  |  |  |  |  |  |  |  |
| Share of JV Cash Flow | 30.0% | 58 | 146 | 177 | 183 | 190 | 197 | 103 | 1,055 |  |
| Less: Share of Annual R&R Capex |  | 0 | (4) | (4) | (4) | (4) | (4) | (2) | (23) |  |
| Less: Share of Midterm Investment |  | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |  |
|  |  |  |  |  |  |  |  |  |  |  |
| Total Pre-Tax Cash Flow to Partner |  | 58 | 142 | 173 | 179 | 186 | 193 | 100 | 1,032 |  |

I, April Spears, certify that:

(1) the financial statements of Auntie April's included in this Form are true and complete in all material respects; and

(2) the tax return information of Auntie April's included in this Form reflects accurately the information reported on the tax return for Auntie April's filed for the fiscal year ended 2016.

_____     Date: _____07/10/17_____

April Spears
President and CEO